Exhibit 99.40

VERSES

European Commission selects VERSES to help build a Network of Excellence for Artificial Intelligence at the Edge: the dAIEDGE project

VANCOUVER, British Columbia, July 12, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces winning a research and innovation grant in the amount of €418,000 from the EU Commission and their Horizon Europe project entitled dAIEDGE , a network of excellence for “distributed, trustworthy, efficient and scalable AI at the Edge.”

Artificial intelligence (AI) is becoming a major force in shaping the future of the internet and the world. By combining edge computing and AI (Edge AI), devices can make decisions in a few milliseconds by processing data directly at the point of origin—without insecure connections, high latency, large energy overheads or costs due to transmission. Edge AI is therefore a pathfinder and accelerator for many new applications in areas such as autonomous driving, personalized digital assistance and intelligent service robots.

“The dAIEDGE is a very exciting project poised to revolutionize the development and market adoption of distributed edge AI solutions in Europe. Together with our consortium partners, we will be at the heart of steering AI onto a path of sustainable growth, and paving the way for a future where digital advancements and environmental consciousness go hand in hand,” said Philippe Sayegh, VERSES Chief Adoption Officer.

As part of the European Union's initiative "European Network of AI Excellence Centres: Expanding the European AI lighthouse," the main objective of the project is to create a Network of Excellence Centers for AI-based edge solutions. This network aims to support and ensure rapid development and market adoption of distributed Edge AI technologies, such as hardware, software, frameworks and tools that are reusable, secure and trustworthy.

The applications of dAIEDGE are expected to be used in a wide range of fields, such as the Internet of Things (IoT), intelligent transportation systems, robotics and healthcare.

"The development of smart edge devices drastically increases their ability to make complex decisions autonomously and respond to real-time data. This is the basis for a dynamic AI ecosystem with distributed, trustworthy, efficient and scalable AI methods," says Prof. Didier Stricker, head of research lab Augmented Vision at consortium leader DFKI in Kaiserslautern.

VERSES Global B.V. has been selected as part of a European consortium of experts in artificial intelligence, embedded computing, microprocessors, distributed hardware and software, computer science and engineering that will work closely together to provide ideas, tools, services, guidelines and trends to support the next generation of Edge AI technologies.

VERSES Global B.V. is expected to lead and contribute to several working packages and tasks of the dAIEDGE project. This includes the definition of the AI lighthouse strategy, Edge AI application requirements and trends across domains and industries. Additionally, VERSES Global B.V. is expected to provide a contextual model called Hyperspace Modelling Language (HSML) and a communication protocol known as Hyperspace Transaction Protocol (HSTP). VERSES Global B.V. is also expected to participate in use case scenarios in smart warehouse and smart city domains using AI at the edge.

"We are thrilled to have won this grant from the EU Commission and to be a part of the dAIEDGE project," said Gabriel René, VERSES CEO. "As a leading provider of advanced AI solutions, we are committed to developing technologies that can drive innovation and create value for our customers. The dAIEDGE project is an excellent opportunity to collaborate with other industry leaders, academics and SMEs to achieve breakthroughs in the field of AI and network automation."

Partners:
Aegis Rider, Bonseyes Community Association, Blekinge Institute of Technology, Commissariat à l'Energie Atomique et aux énergies alternatives, Centre d'excellence en technologies de l'information et de la communication, CSEM, Deutsches Forschungszentrum für Künstliche Intelligenz, Deutsches Zentrum für Luft- und Raumfahrt e.V., ETH Zürich, Fraunhofer Gesellschaft, FundingBox Accelerator SP, Foundation for Research and Technology - Hellas, Haute école spécialisée de Suisse, HIPERT SRL, imec, Institut national de recherche en informatique et automatique, INSAIT - Institute for Computer Science, Artificial Intelligence and Technology, IoT Digital Innovation Hub, Katholieke Universiteit Leuven, NVISO, SAFRAN Electronics and Defense, SINTEF AS, Sorbonne Université, CNRS, ST Microelectronics, Synopsys International Limited, Thales, Ubotica Technologies Limited, University of Castilla-La Mancha, The University of Edinburgh, University of Glasgow, University of Modena and Reggio Emilia, University of Salamanca, Varjo Technologies, VERSES Global B.V., Vicomtech

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural

systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

Project Coordination dAIEDGE:

Dr. Alain Pagani, German Research Center for Artificial Intelligence, Alain.Pagani@dfki.de

On Behalf of the Company

Gabriel René
VERSES AI Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Verses believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, the wide range of fields in which dAIEDGE is expected to be applied, that the Company is expected to lead and contribute to several working packages and tasks of the dAIEDGE project, that the Company is expected to provide a contextual model called HSML and a communication protocol known as HSTP, and that the Company is expected to participate in use case scenarios in smart warehouse and smart city domains using AI at the edge.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that dAIEDGE will apply to a wide range of fields, that the Company will lead and contribute to several working packages and tasks of the dAIEDGE project, that the Company will provide a contextual model called HSML and a communication protocol known as HSTP, and that the Company will participate in use case scenarios in smart warehouse and smart city domains using AI at the edge.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Verses actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: that dAIEDGE will not be used in a wide range of fields; that the Company will not lead and contribute to several working packages and tasks of the dAIEDGE project; that the Company will not provide a contextual model called HSML or a communication protocol known as HSTP; that the Company will not participate in use case scenarios in smart warehouse and smart city domains using AI at the edge; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.